Exhibit 99.1

Vermilion Energy Inc. Announces Granting of Foreshore License Clearing Way for Construction of Corrib Onshore Pipeline

CALGARY, Alberta--(BUSINESS WIRE)--March 25, 2011--Vermilion Energy Inc. (“Vermilion”) (VET – TSX) is pleased to announce that the Department of Environment, Heritage and Local Government in Ireland has granted a Foreshore License for the Corrib Onshore Gas Pipeline.

With the granting of the Foreshore License, in addition to receipt of An Bord Pleanála approval on January 20, 2011 and the Department of Communications, Energy and Natural Resources Section 40 approval on February 28, 2011, the Corrib Gas Partners have received the key approvals and permissions and can now look forward to beginning construction of the onshore gas pipeline in the coming months. The Corrib Gas Partners anticipate completing construction of the onshore gas pipeline in 2013. With five wells at the Corrib Field and the offshore pipeline already in place, and the terminal at Bellanaboy also close to completion, the Corrib Gas Partners are looking forward to completing the onshore gas pipeline, which is the final phase of development for this strategically important project that will deliver gas to Ireland. At peak production, Corrib gas will supply up to 60% of Ireland’s natural gas needs and will play an important role in Ireland’s energy security in the years ahead.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com